Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated August 3, 2007
Final Term Sheet related to the Prospectus dated February 5, 2007 and the Prospectus Supplement dated February 5, 2007

Enhanced Participation Index-Linked Note
Linked to the TOPIX® Index

August 3, 2007
Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	TOPIX® Index (Bloomberg Ticker “TPX”)

Issue Price:	100% of face amount

An additional aggregate face amount of notes may be sold after the initial trade date but prior to settlement date. The issue price of the notes in any subsequent sale may differ substantially (higher or lower) from the original issue price.

Face Amount:	Each note will have a face amount equal to USD 1000; USD 6,401,000 in the aggregate for all the offered notes

Denominations:	USD 1,000 and integral multiples of USD 1,000 thereafter

Trade Date:	August 3, 2007

Settlement Date:	August 17, 2007, unless postponed due to a market disruption event or otherwise

Stated Maturity Date:	February 17, 2009, unless postponed one day due to non-business days

Determination Date:	February 3, 2009, unless postponed due to a market disruption event or otherwise

Initial Index Level:	1672.21

Final Index Level:	The closing level of the index on the determination date

Participation Level:	300%

Index Cap:	1889.60

Maximum Redemption:	USD 1,390.00

Index Return:	The result of (1) the Final Index Level minus the Initial Index Level divided by (2) the Initial Index Level, expressed as a percentage

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Index Level >= Index Cap, Maximum Redemption

If Initial Index Level <= Final Index Level < Index Cap, Face Amount + (Face Amount × Participation Level × Index Return)

If Final Index Level < Initial Index Level, Face Amount × (100% + Index Return)

This note is not principal protected. Investors can lose up to 100% of the principal invested.

Calculation Agent:	Goldman, Sachs & Co.
Investment Considerations
     An investment in the notes involves significant risks. These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.
Disclaimers
     TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.
     The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange. No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise. Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange. However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.
     The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof. The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value. No Licensed Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Licensed Products or an advice on investments to any purchaser of the Licensed Products or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Licensed Products, for calculation of the TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Licensed Products.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.